UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Commission File Number: 001-33869
STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7, Fragoklisias Street, 2nd Floor
Maroussi 151 25
Athens, Greece
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE
     This report on Form 6-K/A of Star Bulk Carriers Corp. (the “Company”) amends the Company’s two reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“Commission”) on May 13, 2011, in each case solely to provide that the sections entitled “Spyros Capralos, President and CEO of Star Bulk commented,” and “George Syllantavos, Chief Financial Officer of Star Bulk commented,” as applicable, shall not be deemed incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) that was filed with the Commission with an effective date of November 3, 2008, and the Company’s registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STAR BULK CARRIERS CORP.
 (Registrant)

Date: May 20, 2011	By:	/s/George Syllantavos
	Name:	George Syllantavos
	Title:	Chief Financial Officer

SK 25767 0001 1197878